SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of November, 2004.

Contents:

Enclosure	1. Press release re: Agreement with University of Cambridge.

Enclosure 1.

Press Release

22 November 2004

BioProgress plc

(“BioProgress” or “the Company”)

BioProgress signs agreement with University of Cambridge

for new micro-capillary film technology

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces that it has signed an agreement with Cambridge University Technical Services Limited which gives BioProgress an exclusive eight month option to evaluate new film technology developed by The Department of Chemical Engineering at Cambridge University for applications in soluble film. BioProgress has also agreed the substantive terms under which it can exclusively license and commercialise this technology, which is the subject of a patent application, including sub-licensing it where appropriate.

The option relates to micro-capillary films which can contain non-aqueous liquids in small capillary tubes running through the film and could contain pharmaceutical, medicinal and supplement products as well as agrochemicals, releasing the liquids as the film dissolves.

The film in this case is extruded rather than cast, in a process developed by Cambridge University which also forms part of the first patent application. In addition to the first patent, BioProgress also has exclusive rights to license any further patents which arise or derive from the initial patent application.

Commenting on the agreement Graham Hind, Chief Executive of BioProgress, said:

“This is another potentially exciting technology which complements our SOLULEAVES(TM), WAFERTAB(TM) and FOAMBURST(TM) technologies. We are delighted to be working with Cambridge University with its global reputation for scientific excellence. We have always had a clearly stated strategy to whenever possible secure the rights to protected technologies which compliment our existing core offerings enabling us to maintain a leading position as a provider of soluble films and processes, thereby ensuring we can offer our customers a unique range of innovative and patent protected added value solutions.”

- Ends -

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements.

The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

For further information:

BioProgress plc
Graham Hind, Chief Executive	Tel: +44 (0)1354 655674
grahamhind@bioprogress.com	www.bioprogress.com

UK Media enquiries:
Abchurch
Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 207398 7700
heather.salmond@abchurch-group.com	www.abchurch-group.com

US Investor enquiries:
Taylor Rafferty
Andrew Saunders	Tel: +1 212 8894350
andrew.saunders@taylor-rafferty.com	www.taylor-rafferty.com

Notes to editors:

BioProgress listed on AIM in May 2003 and on NASDAQ in October 2004, and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s portfolio comprises over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Elizabeth Edwards
Dated: November 22, 2004	Elizabeth Edwards
Chief Financial Officer